Exhibit 99.1

FCA US Prepays Term Loan

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU/MTA: FCA) announced today that its subsidiary FCA US LLC (“FCA US”) has prepaid its Term Loan due May 24, 2017 in full. Principal and accrued interest of $1.8 billion (€1.7 billion) was prepaid with cash on hand as part of FCA’s continued focus to reduce gross debt.

London, 24 February 2017

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